BP 3/7

03013211

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42532

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC PROCESSING SECTION RECEIVED FEB 28 2003 WASH., D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROFINANCE ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11230 Sorrento Valley Road, Suite 160
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael B. Jones (858) 455-8760
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, WEIL AND ASSOCIATES
(Name — *if individual, state last, first, middle name*)

9191 Towne Centre Drive, Suite 406 (Address) San Diego (City) CA (State) 92122 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFinance Associates, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

JOHN D. SCHUERMAN
Commission # 1353238
Notary Public - California
San Diego County
My Comm. Expires May 14, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFINANCE ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

Independent Auditor's Report

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of ProFinance Associates, Inc. as of December 31, 2002 and 2001, and the related statements of income and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the representations of ProFinance Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFinance Associates, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil + Associates

San Diego, California
February 10, 2003

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash	$66,031	$214,847
Fees receivable	53,000	11,569
Deposits	2,172	2,172
Investments	28,640	24,730
Total Current Assets	149,843	253,318
Fixed Assets		
Property and equipment, net of accumulated depreciation of $43,084 and $26,244	6,074	22,914
Total Fixed Assets	6,074	22,914
Total Assets	$155,917	$276,232

LIABILITIES and STOCKHOLDER'S EQUITY

	2002	2001
Current Liabilities		
Accounts payable and accrued expenses	$8,094	$21,786
Total Current Liabilities	8,094	21,786
Stockholder's Equity		
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	74,750	74,750
Retained earnings	63,073	169,696
Total Stockholder's Equity	147,823	254,446
Total Liabilities and Stockholder's Equity	$155,917	$276,232

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenue		
Consulting and financing fees	$189,500	$676,564
Reimbursed expenses	477	396
Total Revenue	189,977	676,960
Expense		
Advertising	100	0
Automobile expense	284	451
Employee benefits	0	1,216
Wages and payroll taxes	107,919	359,596
Dues and subscriptions	7,596	5,497
Insurance	22,983	27,245
Professional services	42,243	20,094
Referral fee	5,500	5,000
Rent	29,297	26,323
Telephone	7,213	9,668
Travel expenses	14,652	7,809
Other expenses	13,519	27,945
Total Expenses	251,306	490,844
Income (loss) from operations	(61,329)	186,116
Other (Income) and Expense		
Investment income	(947)	(11,146)
Interest income	(68)	0
Other income	(97)	0
Unrealized investment income	(3,910)	0
Depreciation	16,839	10,753
Total Other (Income) and Expense	11,817	(393)
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(73,146)	186,508
Income tax provision	3,477	2,111
NET INCOME (LOSS)	($76,623)	$184,397

See Accompanying Notes and Auditor's Report

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	($76,623)	$184,397
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	16,840	10,753
Unrealized investment income	(3,910)	0
Decrease (Increase) from fees receivable	(41,431)	5,932
(Decrease) Increase in accounts payable	(13,692)	(4,930)
Total Adjustments	(42,193)	11,755
Net cash provided by operations	(118,816)	196,152
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	0	(5,830)
Net cash (used in) investing activities	0	(5,830)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder's contribution of capital	0	24,000
Stockholder's distributions of capital	(30,000)	(115,000)
Net cash (used in) financing activities	(30,000)	(91,000)
Net change in cash	(148,816)	99,322
Cash at beginning of period	214,847	115,525
Cash at end of period	$66,031	$214,847

See Accompanying Notes and Auditor's Report

PROFINANCE ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Common Stock		
Balance at beginning of year	$10,000	$10,000
Purchases	0	0
Sales	0	0
Balance at end of year	$10,000	$10,000
Additional paid in capital		
Balance at beginning of year	$74,750	$50,750
Contributions	0	24,000
Balance at end of year	$74,750	$74,750
Retained earnings		
Balance at beginning of year	$169,696	$100,299
Net income (loss)	(76,623)	184,397
Distributions from accumulated earnings	(30,000)	(115,000)
Balance at end of year	$63,073	$169,696

PROFINANCE ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. **Summary of significant accounting policies and business of the Company:**

Organization and Business

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for various service businesses throughout the United States, and is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Revenue and expense recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectibility is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments with maturities of three months or less to be cash equivalents.

Fixed assets:

Fixed assets is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. Provision has been made for minimum state income taxes.

PROFINANCE ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002 AND 2001

2. **Revenues from significant clients:**

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2002 the Company had five clients which accounted for approximately 78% of its fee revenue. The Company had three clients which accounted for approximately 76% of fee revenue for the year ended December 31, 2001.

3. **Fixed assets:**

At December 31, 2002 and 2001, Furniture, Leasehold Improvements and Equipment consisted of the following:

	2002	2001
Equipment	$ 33,562	$ 33,562
Furniture	9,461	9,461
Leasehold Improvement	6,135	6,135
	49,158	49,158
Accumulated Depreciation	(43,084)	(26,244)
Total	$ 6,074	$ 22,914

4. **Net capital requirement:**

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 and 2001, the Company had net capital requirements of $5,000 and net capital of approximately $57,144 and $189,608, respectively.

5. **Leases:**

The Company leases its office space under operating lease on a month to month basis. Total rent expenses paid for the year ending December 31, 2002 and 2001 was $29,297 and 26,300 respectively.

6. **Litigation and Contingencies:**

In October 2002, the Company entered into a settlement agreement with a client in the amount of $100,000 for advisory fees. Payments are to be made in equal monthly installments of $10,000 commencing on January 1, 2003. In addition the Company was given stock warrants to purchase 200,000 shares of common stock of the corporation at an option price equal to $0.21 per share. These warrants were subsequently distributed to the Company's shareholder and a former employee.

7. K(2)(ii) Exemption:

The Compnay relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provision of this rule.

PROFINANCE ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C-3-3
DECEMBER 31, 2002 AND 2001

ProFinance Associates, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

PROFINANCE ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2002 AND 2001

SCHEDULE I

	2002	2001
EQUITY - END OF YEAR	$147,823	$254,446
Less Non Allowable Assets		
Receivable	53,000	11,569
Furniture and Fixtures (net of depreciation)	6,074	22,914
Investments	28,640	24,730
Deposits	2,172	2,172
Total Non Allowable Assets	89,886	61,385
Net capital before haircuts	57,937	193,061
(Increase) Decrease in Hair Cuts or Undue Concentration	793	3,453
NET CAPITAL	$57,144	$189,608
Total Liabilities	8,094	21,786
Aggregated Indebtedness	8,094	21,786
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	540	1,452
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	52,144	184,608
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$56,335	$187,430

PROFINANCE ASSOCIATES, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2002 AND 2001

SCHEDULE II

	2002	2001
NET CAPITAL PER FOCUS II REPORT	$57,144	$189,608
Increase (Decrease) in Income due to audit adjustments	0	0
Increase (Decrease) in Income due to reporting error	0	0
(Increase) Decrease in Hair Cuts Undue Concentration	0	0
NET CAPITAL	$57,144	$189,608

See Accompanying Notes and Auditor's Report

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In planning and performing our audits of the financial statements of ProFinance Associates, Inc. for the years ended December 31, 2002 and 2001 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by ProFinance Associates, Inc.. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Securities and Exchange Commission Rule 17a-3(a)(II); and (2) the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities audits, counts, verification and comparison, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer deposits.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required, to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure that would be considered material weaknesses as defined above. In addition, no condition came to our attention to cause us to believe that the Company was not in compliance with the exemptive provision of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate, at December 31, 2002 and 2001, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

San Diego, California
February 10, 2003